FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

Commission File Number: 333-100069

NETEASE.COM, INC.

2/F, Tower B

Keeven International Research & Development Centre

No. 43 West Road North Third Ring Road, Haidian District

Beijing, People’s Republic of China 100086

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N.A.

The index of exhibits may be found at Page 2

NETEASE.COM, INC.

Form 6-K

Page
Signature	Page 3

Notice of Annual General Meeting of Shareholders and Proxy Statement for 2004 Annual General Meeting	Exhibit 99.1

Form of Proxy Card for Holders of Ordinary Shares	Exhibit 99.2

Form of Voting Instruction Card to The Bank of New York for Holders of American Depositary Shares	Exhibit 99.3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ Ted Sun
Name:	Mr. Ted Sun
Title:	Acting Chief Executive Officer

Date: July 29, 2004

Exhibit 99.1

NetEase.com, Inc.

2/F, Tower B

Keeven International Research & Development Centre

No. 43 West Road North Third Ring Road, Haidian District

Beijing, People’s Republic of China 100086

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on August 31, 2004

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of NetEase.com, Inc. will be held on August 31, 2004 at 10:00 a.m., Beijing time, at our offices located at Suite 1901, Tower E3, The Towers, Oriental Plaza, Dong Cheng District, Beijing, People’s Republic of China 100738, for the following purposes:

1.	To re-elect eight directors to serve for the ensuing year and until their successors are elected and duly qualified.

2.	To appoint PricewaterhouseCoopers Zhong Tian CPAs Limited Company as independent auditors of NetEase.com, Inc. for the fiscal year ending December 31, 2004.

3.	To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement which is attached and made a part of this notice. Holders of record of our ordinary shares or American Depositary Shares representing those shares at the close of business on July 19, 2004 are entitled to vote at the annual general meeting.

FOR THE BOARD OF DIRECTORS

Ted Sun
Member of the Board of Directors
and Acting Chief Executive Officer

Beijing, China

July 28, 2004

YOUR VOTE IS IMPORTANT

To ensure your representation at the annual general meeting, you are urged to mark, sign, date and return the enclosed proxy as promptly as possible in the accompanying envelope. If you attend the meeting, you may vote in person even if you returned a proxy.

NETEASE.COM, INC.

PROXY STATEMENT

General

We are soliciting the enclosed proxy on behalf of our board of directors for use at the annual general meeting of shareholders to be held on August 31, 2004 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The annual general meeting will be held at our offices located at Suite 1901, Tower E3, The Towers, Oriental Plaza, Dong Cheng District, Beijing, People’s Republic of China 100738.

This proxy statement and the form of proxy are first being mailed to shareholders on or about July 28, 2004.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Mr. Denny Lee, our Chief Financial Officer and a director, if you hold our ordinary shares, or to The Bank of New York if you hold American Depositary Shares, known as ADSs, representing our ordinary shares.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on July 19, 2004 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of July 19, 2004, 3,166,679,789 of our ordinary shares, par value US$0.0001 per share, were issued and outstanding, of which approximately 1,660,079,700 were represented by ADSs. The presence of at least two ordinary shareholders in person or by proxy will constitute a quorum for the transaction of business at the annual general meeting; provided, however, that in no case shall such quorum represent less than 33 1/3% of our outstanding ordinary shares.

Voting and Solicitation

Each share outstanding on the record date is entitled to one vote. Voting at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken.

The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners. We may reimburse persons representing beneficial owners of our ordinary shares and ADSs for their costs of forwarding solicitation materials to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted FOR proposals 1 and 2 and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

The Bank of New York, as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, The Bank of New York will endeavor, to the extent practicable, to vote or cause to be voted the amount of shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. The Bank of New York has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the shares represented by the ADSs, only The Bank of New York may vote those shares at the annual general meeting.

The Bank of New York and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed ADR Voting Instruction Card is signed but is missing voting instructions, (ii) the enclosed ADR Voting Instruction Card is improperly completed or (iii) no ADR Voting Instruction Card is received by The Bank of New York from a holder of ADSs prior to the annual general meeting, The Bank of New York will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the annual general meeting to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors.

Deadline for Shareholder Proposals

Proposals which our shareholders wish to be considered for inclusion in our proxy statement and proxy card for the 2005 annual general meeting must be received by January 6, 2005 at 2/F, Tower B, Keeven International Research & Development Centre, No. 43 West Road North Third Ring Road, Haidian District, Beijing 100086, People’s Republic of China and must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. The submission of a proposal does not assure that it will be included in the proxy statement or the proxy card. If Denny Lee, our Chief Financial Officer and a director, is not notified of a shareholder proposal by March 23, 2005, then the proxies held by our management provide discretionary authority to vote against such shareholder proposal at the 2005 annual general meeting, even though such shareholder proposal is not discussed in the proxy statement.

PROPOSAL 1

ELECTION OF DIRECTORS

The board of directors has nominated all of our eight current directors for re-election at the 2004 annual general meeting. Each director to be elected will hold office until the next annual general meeting of shareholders and until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. All of the nominees, other than Donghua Ding, have been previously elected by our shareholders. Our Articles of Association presently authorize up to ten board positions. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the eight nominees named below. The board has no reason to believe that each of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose.

The names of the nominees, their ages as of July 19, 2004 and the principal positions with NetEase held by them are as follows:

Name	Age	Position
William Ding	32	Director and Chief Architect
Ted Sun	36	Director and Acting Chief Executive Officer
Denny Lee	36	Director and Chief Financial Officer
Michael Tong	33	Director and Chief Operating Officer
Donghua Ding (1)	67	Director
Ronald Lee	40	Director
Michael Leung (1)	51	Director
Joseph Tong (1)	41	Director

(1)	Member of the audit committee. Michael Tong was a member of our audit committee until June 25, 2003 at which time he became an Executive Director of our company and stepped down from the audit committee. On that same day, Donghua Ding was appointed to our board and the audit committee.

Directors Nominated for Election at the Annual General Meeting

William Ding, our founder, has served as a director since July 1999 and as our Chief Architect since March 2001. From June 2001 until September 2001, Mr. Ding served as our acting Chief Executive Officer and acting Chief Operating Officer. Mr. Ding also stepped down as Chairman of the Board of Directors in September 2001 (the company currently has no permanently appointed Chairman). From July 1999 until March 2001, Mr. Ding served as Co-Chief Technology Officer, and from July 1999 until April 2000, he also served as our interim Chief Executive Officer. Mr. Ding established Guangzhou NetEase, our affiliate, in May 1997. Prior to establishing Guangzhou NetEase, Mr. Ding spent one year at Guangzhou Feijie Co. as a systems analyst, from June 1996 to April 1997, one year at Sybase (China) as a project manager, from May 1995 to May 1996, and two years at China Telecom Ningbo Branch as a technical engineer, from June 1993 to May 1995. Mr. Ding holds a Bachelor of Science degree in Communication Technology from the University of Electronic Science and Technology of China.

Ted Sun has served as a director since December 1999 and as our acting Chief Executive Officer from September 2001 following William Ding’s resignation from that position. Mr. Sun also worked as our consultant from July 2001 until September 2001. From July 2000 until September 2001, he served as Chief Financial Officer of Infoserve Technology. Prior to that, Mr. Sun held various positions with Bear Stearns Asia Limited from November 1996 to May 2000, culminating in the position of Managing Director. Prior to November 1996, Mr. Sun was an assistant director with Peregrine Capital Limited. Mr. Sun received a Bachelor of Science degree in Economics from the Wharton School of Business, University of Pennsylvania in 1988.

Denny Lee has served as a director and as our Chief Financial Officer since April 2002. Previously, he was our Financial Controller from November 2001 until that time. Prior to joining our company, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years, culminating in the position of Senior Manager in one of the audit departments where he specialized in auditing international clients. During his employment with KPMG, he also worked with a number of Chinese companies with respect to accounting and other aspects of their initial public offerings on the Hong Kong Stock Exchange, due diligence work in relation to potential investments in Chinese companies and financial and operational reviews of Chinese companies in connection with proposed investments in such companies by foreign investors. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of The Hong Kong Society of Accountants and The Chartered Association of Certified Accountants.

Michael Tong became an Executive Director of our company on June 25, 2003 and our Chief Operating Officer on July 14, 2004. He has also served as one of our directors since December 1999. Previously, he was an Executive Director with techpacific.com Venture Capital Limited. In that capacity, he was primarily responsible for portfolio management of the funds managed by techpacific.com and its subsidiaries. Prior to joining techpacific.com in December 2000, Mr. Tong worked at Softbank China Venture Investments Limited in Hong Kong, where he was responsible for the evaluation, financial modeling, due diligence review and structuring of Softbank’s investments. He also worked at Nomura China Venture Investments Limited, Jardine Fleming Securities Limited and Ernst & Young, all in Hong Kong. Mr. Tong graduated with a Bachelor of Business Administration from the University of Wisconsin, Madison with a major in Accounting and an extra concentration in Computer Science in 1993. He is a member of the American Institute of Certified Public Accountants and is a Chartered Financial Analyst.

Donghua Ding joined our board on June 25, 2003. In 2002 and 2003, he served as an advisor to China Mobile (Shenzhen) Limited, a subsidiary of China Mobile (Hong Kong) Limited, the leading mobile operator in China and a listed company on the Stock Exchange of Hong Kong and the New York Stock Exchange. From 1997 until 2002, he served as a director and chief financial officer of China Mobile (Hong Kong) Limited where he was in charge of that company’s financial management. Mr. Ding was also a director of China Mobile Hong Kong (BVI) Limited. Prior to joining China Mobile (Hong Kong) Limited, Mr. Ding was the Chief Economist, Chief Accountant, Deputy Chief Economist and Department Director of the Guangdong Posts and Telecommunications Administration. He graduated from the Beijing University of Posts and Telecommunications in 1961 and has 40 years of management experience in the telecommunications industry, as well as in economics and finance.

Ronald Lee was appointed to our board on June 5, 2002. He is the managing director and co-founder of BEENET, an Internet consulting and solutions services provider established in November 1999. Prior to that, he was a corporate finance senior manager at Cable & Wireless HKT, where he worked from 1995 to 1999. Mr. Lee also worked for Royal Trust in Toronto and Hong Kong and

Peregrine Capital Limited and Peregrine Direct Investment Limited in Hong Kong. Mr. Lee is also a director of Kailey Enterprises Limited and Fong Fun Co., Ltd. Mr. Lee received his Master of Business Administration degree with specialization in accounting and finance from the University of Western Ontario in 1992 and his Bachelor of Science degree in Accounting and Finance from Georgetown University in 1987.

Michael Leung has been one of our directors since July 11, 2002. Since October 2003, he has been a director of Matrix Asset Ltd., an investment firm co-founded by Mr. Leung. Since April 2002, he has also provided periodic consultancy services to Koffman Securities, a brokerage firm in Hong Kong. From February 1999 to September 2001, he was a director at Emerging Markets Partnership (Hong Kong) Limited, which is the principal adviser to the AIG Asian Infrastructure Fund L.P. Prior to that, from November 1997 to October 1998, he was a Director of Warburg Dillon Read where he was involved in corporate finance activities in China. From January 1994 to August 1997, he was a Director of Crosby Securities heading the Corporate Finance Division covering the Hong Kong and China markets. He was also a Director of Peregrine Capital Limited from January 1992 to December 1993 where he was responsible for marketing Peregrine’s corporate finance services in Hong Kong and China. Mr. Leung received a Bachelor’s Degree in Social Sciences from the University of Hong Kong with a major in accounting, management and statistics.

Joseph Tong is a director and co-founder of TLM Apparel Co., Ltd., a garment trading company operating in Hong Kong and China which was established in December 2002. At TLM Apparel, Mr. Tong is engaged in establishing offices and operations in Hong Kong and China, setting up accounting and internal control policies and overseeing the company’s overall operations. Prior to that, from September 2000 to September 2002, he was the e-Commerce Director of the Asia Region for Universal Music Limited where he was responsible for forming e-business development strategies and overseeing new promotional opportunities. He was also an Associate Director of Softbank China Venture Investments Limited from August 1999 to September 2000 and of Nomura China Investments Limited from October 1996 to July 1999. In those positions, he was primarily involved in identifying and evaluating potential venture capital investments, negotiating investment terms and structure and overseeing the businesses of portfolio companies. Mr. Tong has also worked at Prosberg Limited, a management consulting company, Wharf Cable Limited and Ernst & Young. Mr. Tong has a Bachelor of Science degree and Second Honour Degree in Accounting and Statistics from the University of Southampton, England. He is a member of the American Institute of Certified Public Accountants and has served as a director since March 25, 2003.

The directors will be elected by a majority of the votes present in person or represented by proxy and entitled to vote. In electing directors, each shareholder may cast one vote per share owned for each director to be elected; shareholders cannot use cumulative voting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR

THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

Relationships Among Directors or Executive Officers; Right to Nominate Directors

There are no family relationships among any of the directors or executive officers of our company.

The News Corporation Limited had the right to nominate one director to our board, and, upon nomination, certain of our shareholders holding a majority of our outstanding shares were obligated to vote their shares in favor of such nominated director. Two of our prior directors, Lawrence J. Smith and John Lau, were nominated and elected to our board in this manner. However, this right terminated in March 2003 when The News Corporation Limited sold a portion of its shares in our company.

Meetings and Committees of the Board of Directors

During the year 2003, our board met in person or passed resolutions by unanimous written consent 15 times. No director attended fewer than 75% of all the meetings of our board and its committees on which he or she served after becoming a member of our board. We have no specific policy with respect to director attendance at our annual general meetings of shareholders, and three of our directors attended the annual general meeting of shareholders held on June 6, 2002.

Our board has one active committee, the audit committee. Messrs. Donghua Ding, Michael Leung and Joseph Tong are currently the members of the audit committee. Our board has also maintained a compensation committee, but as discussed below, that committee currently does not have the requisite number of members as required by its charter and has, therefore, been inactive. Our board does not have a nominating committee or a committee performing the functions of a nominating committee.

In 2002, our audit committee met in person or passed resolutions by unanimous written consent ten times. Each member of our audit committee satisfies the “independence” and financial literacy requirements of the National Association of Securities Dealers’ listing standards. Our board has also concluded that Mr. Joseph Tong meets the criteria for an “audit committee financial expert” as established by the U.S. Securities and Exchange Commission. Our board of directors has adopted a written audit committee charter pursuant to which the audit committee is responsible for overseeing the accounting and financial reporting processes of our company, including the appointment, compensation and oversight of the work of our independent auditors, monitoring compliance with our accounting and financial policies and evaluating management’s procedures and policies relative to the adequacy of our internal accounting controls.

Compensation Committee Interlocks and Insider Participation

Our compensation committee has been inactive and held no meetings in 2003. Prior to it becoming inactive, the compensation committee’s functions were to review and make recommendations to our board regarding our compensation policies and all forms of compensation to be provided to our executive officers and directors. In addition, the compensation committee reviewed bonus and stock compensation arrangements for all of our other employees. These duties have been performed by our full board of directors since the compensation committee became inactive (with executive directors abstaining from any decision that would affect them personally).

No interlocking relationships have existed between our board of directors or compensation committee and the board of directors or compensation committee of any other company.

Compensation of Directors

In 2003, we paid each of Michael Leung, Ronald Lee and, until his appointment as an Executive Director, Michael Tong the amount of US$1,000 per month for their services as non-executive directors for a total of US$12,000, US$12,000 and US$4,318, respectively. Joseph Tong was appointed as an independent director in March 2003, and since then, we have paid him US$1,000 per month for his services as a director for a total of US$9,000 in 2003. In addition, in 2003 we paid Mr. Donghua Ding US$3,000 per month for his services as a non-executive director and also paid US$3,824 for Chinese individual income taxes on his behalf. Other than the foregoing payments, we did not pay any other compensation in any form to our non-executive directors in 2003. In 2003, we also granted stock options under our 2000 Stock Incentive Plan to our three executive directors, Ted Sun, Denny Lee and Michael Tong, as set forth in the table entitled “Option Grants in Last Fiscal Year” below.

All of our current directors have entered into indemnification agreements in which we agree to indemnify, to the fullest extent allowed by Cayman law, our charter documents or other applicable law, those directors from any liability or expenses, unless the liability or expense arises from the director’s own willful negligence or willful default. The indemnification agreements also specify the procedures to be followed with respect to indemnification.

Legal Proceedings

In January 2003, our affiliate, Guangzhou NetEase Computer System Co., Ltd., or Guangzhou NetEase, was named in a copyright infringement lawsuit in China, and the plaintiffs have claimed damages of US$1.0 million. We intend to vigorously defend our position and believe the ultimate resolution of the matter will not have a material financial impact on our company.

In addition, as previously disclosed by us, the staff of the SEC has been conducting an investigation related to our restatement of our financial statements for the year ended December 31, 2000. We subsequently announced that we received a “Wells notice” from the SEC staff on March 15, 2004, which states that the staff intends to recommend that the SEC bring a civil injunctive action against our company for alleged violations of the federal securities laws, which action we believe will be in connection with the circumstances relating to the restatement. We cannot predict at this time whether the SEC will bring charges against our company or, if it does, the scope of such charges, the likelihood of our successfully defending any such action or the penalties which may be imposed on us.

PROPOSAL 2

RATIFICATION OF INDEPENDENT AUDITORS

Our audit committee recommends, and our board concurs, that PricewaterhouseCoopers Zhong Tian CPAs Limited Company be appointed as our independent auditors for the year ending December 31, 2004. Arthur Andersen • Hua Qiang audited our financial statements from our formation in July 1999 through fiscal year 2002. Following their dissolution, our board of directors appointed PricewaterhouseCoopers Zhong Tian CPAs Limited Company as our independent auditors in July 2002.

In the event our shareholders fail to ratify the appointment, our audit committee will reconsider its selection. Even if the selection is ratified, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

A representative of PricewaterhouseCoopers Zhong Tian CPAs Limited Company is expected to be present at the annual general meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal 2.

THE BOARD AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR

RATIFICATION OF THE APPOINTMENT OF

PRICEWATERHOUSECOOPERS ZHONG TIAN CPAS LIMITED COMPANY

AS OUR INDEPENDENT AUDITORS

FOR THE YEAR ENDING DECEMBER 31, 2004.

OTHER INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information known to us with respect to the beneficial ownership as of May 31, 2004 by:

•	all persons who are beneficial owners of five percent or more of our ordinary shares,

•	each of our directors,

•	our current Acting Chief Executive Officer, Chief Financial Officer and Chief Operating Officer (referred to below as the Named Executive Officers), and

•	all current directors and executive officers as a group.

As of May 31, 2004, 3,154,856,289 shares of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission (SEC) governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. The shareholders listed below do not have different voting rights.

	Number of Shares Beneficially Owned
Name	Number	Percentage
5% Shareholder
Shining Globe International Limited/William Ding (1) c/o NetEase.com, Inc., 2/F, Tower B, Keeven International Research & Development Centre, No. 43 West Road North Third Ring Road, Haidian District, Beijing, People’s Republic of China 100086	1,583,050,000	50.2%

Named Executive Officers and Directors (2)
Ted Sun (3)	28,700,000	*
Denny Lee	1,056,800	*
Michael Tong (4)	2,500,000	*
Donghua Ding	—	—
Ronald Lee	—	—
Michael Leung	—	—
Joseph Tong	—	—

All current directors and executive officers as a group (8 persons) (5)	1,615,306,800	51.2%

*	Less than 1%

(1)	Shining Globe International Limited is 100% owned by William Ding, our founder, Chief Architect and a director.
(2)	The address of our current Named Executive Officers and directors is c/o NetEase.com, Inc., 2/F, Tower B, Keeven International Research & Development Centre, No. 43 West Road North Third Ring Road, Haidian District, Beijing, People’s Republic of China 100086.
(3)	Includes 8,500,000 shares subject to stock options exercisable within 60 days of May 31, 2004. These options have the following features: (i) 6,000,000 of the options have an exercise price of US$0.007 per ordinary share and an expiration date of July 6, 2005 and (ii) 2,500,000 of the options have an exercise price of US$0.11 per ordinary share and an expiration date of March 4, 2008.
(4)	Represents shares subject to stock options exercisable within 60 days of May 31, 2004, which have an exercise price of US$0.254 per ordinary share and an expiration date of May 12, 2008.
(5)	Shares owned by all of our current directors and executive officers as a group includes shares beneficially owned by William Ding. This amount also includes 11,000,000 shares subject to stock options currently exercisable or exercisable within 60 days of May 31, 2004.

Summary Compensation Table

The following table sets forth certain information concerning compensation paid during 2001, 2002 and 2003 to our Named Executive Officers:

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Fiscal Year	Salary (US$)	Bonus (US$)(1)		Restricted Stock Awards (US$)		Securities Underlying Options (#)	All Other Compensation (US$)
Ted Sun (2) Acting Chief Executive Officer and a Director	2003 2002 2001	216,000 226,000 73,000	220,000 200,000 165,000	(6)	267,000 346,625 73,035	(3) (3) (3)	10,000,000 15,000,000 —	84,093 333,072 12,400	(4) (5) (7)

Denny Lee (8) Chief Financial Officer and a Director	2003 2002 2001	158,000 158,000 12,273	160,000 80,000 3,800		— — —		8,000,000 10,000,000 —	63,418 137,507 3,138	(9) (10) (11)

Michael Tong (12) Chief Operating Officer and a Director	2003 2002 2001	104,364 — —	75,000 — —		— — —		10,000,000 — —	6,159 — —	(13)

(1)	Includes bonus amounts in the year earned, rather than in the year in which such bonus amount was paid or is to be paid.
(2)	Mr. Sun became our acting Chief Executive Officer in September 2001.
(3)	Pursuant to the terms of his employment agreement, Mr. Sun received cash payments sufficient for him to purchase an aggregate of 25,000,000 of our ordinary shares from us at a price of US$0.006492 per share (equivalent to US$0.6492 per American Depositary Share) over an 18-month period. Our board of directors set the per share purchase price at the fair market value of the shares, which was deemed to be the last closing price on Nasdaq prior to the grant of these subscription rights. In 2001, 2002 and 2003, we paid Mr. Sun US$73,035, US$73,035 and US$16,230 to purchase 11,250,000, 11,250,000 and 2,500,000, respectively, of such shares in accordance with his subscription schedule. The dollar amounts listed in this column were calculated by multiplying the amount of shares purchased in each year by the closing price of our American Depositary Shares (divided by 100 to determine the per ordinary share price) on the date of each such purchase or the last closing price in the case of shares purchased while trading in our American Depositary Shares was suspended on Nasdaq in 2001.
(4)	Represents a housing allowance of US$18,767 paid by our company on behalf of Mr. Sun and US$65,326 for Chinese individual income taxes, which are borne by our company on behalf of Mr. Sun.
(5)	Represents a housing allowance of US$35,100 paid by our company on behalf of Mr. Sun and US$297,972 for Chinese individual income taxes which accrued in the year 2002 with respect to Mr. Sun’s compensation in that year and which our company paid in 2003 on his behalf.

(6)	This amount constituted a sign-on bonus which was paid in two installments: one of US$75,000 upon Mr. Sun’s commencement of employment and the second of US$60,000 on January 2, 2002. It also included a year-end performance bonus of US$30,000.
(7)	Represents a housing allowance paid by our company on behalf of Mr. Sun.
(8)	Mr. Lee joined our company as Financial Controller in November 2001 and became our Chief Financial Officer in April 2002.
(9)	Represents a housing allowance of US$28,950 paid by our company on behalf of Mr. Lee and a cash living allowance of US$19,800 paid to Mr. Lee. This amount also includes US$14,668 for Chinese individual income taxes, which were born by our company on behalf of Mr. Lee.
(10)	Represents a housing allowance of US$23,349 paid by our company on behalf of Mr. Lee and a cash living allowance of US$19,800 paid to Mr. Lee. This amount also includes US$94,358 for Chinese individual income taxes which accrued in the year 2002 with respect to Mr. Lee’s compensation in that year and which our company paid in 2003 on his behalf.
(11)	Represents a housing allowance of US$1,166 paid by our company on behalf of Mr. Lee and a cash living allowance of US$1,972 paid to Mr. Lee.
(12)	Mr. Tong joined our company as an executive officer in June 2003 and became our Chief Operating Officer in July 2004.
(13)	Represents a housing allowance paid by our company on behalf of Mr. Tong.

We have entered into employment and related agreements with Ted Sun, Denny Lee and Michael Tong, as described below.

Ted Sun. In September 2001, we entered into an employment agreement with Ted Sun which originally provided for an annual salary of US$240,000. His annual salary was subsequently lowered to US$216,000 in June 2002. In addition, Mr. Sun received a sign-on bonus of US$135,000 which was paid in two installments in September 2001 and January 2002 and year-end performance bonuses of US$30,000, US$200,000 and US$220,000 in 2001, 2002 and 2003, respectively. Further, pursuant to his employment agreement, he received cash payments sufficient for him to purchase from us an aggregate of 25,000,000 of our ordinary shares at a price of US$0.006492 per share over an 18-month period ending in March 2003. Mr. Sun is also entitled to receive a housing allowance.

In addition, we also entered into a non-competition agreement with Mr. Sun which obligates Mr. Sun to keep all proprietary information regarding our company confidential, except in limited circumstances. This agreement also prohibits Mr. Sun from obtaining an ownership interest in (unless the total investment represents less than 5% of the total equity of the competitor and the competitor is a listed company), or employment with, any of our competitors during his employment with us and for one year thereafter. During that same period, he may not solicit or encourage any of our officers or employees to terminate their employment with us, except when done in the course of his job with NetEase.

Denny Lee. In April 2002, we entered into a new employment agreement with Denny Lee in connection with his promotion to the position of Chief Financial Officer. This agreement provides for an annual salary of US$158,000, plus a discretionary bonus to be determined by our company. Mr. Lee’s discretionary bonuses in 2002 and 2003 were US$80,000 and US$160,000 respectively. He is also entitled to receive a housing allowance and tax equalization benefits. If Mr. Lee’s employment is terminated for any reason other than his death, disability or pursuant to one of the statutory bases for terminating employees without notice under Hong Kong law, he shall be entitled to severance pay in the amount of six months of his then current base salary.

This agreement also prohibits Mr. Lee, for the six month period following his termination of employment with us, from obtaining an ownership interest in (unless the total investment represents less than 5% of any single class of shares of the competitor and the competitor is a listed company), or employment with, any company which carries on a business in Hong Kong or China which competes with our company and in which Mr. Lee was involved at any time during the last two years of his employment or in relation to which he acquired any confidential information during the course of his employment. During that same period, he may not solicit, entice or hire any of our employees or customers. Mr. Lee has also entered into a proprietary information agreement which obligates him to keep all proprietary information regarding our company confidential, except in limited circumstances.

Michael Tong. Mr. Tong’s employment agreement provides for an annual salary of US$168,000, plus a discretionary bonus to be determined by our company. Mr. Tong’s discretionary bonus in 2003 was US$75,000. He is also entitled to receive a housing allowance and tax equalization benefits. If Mr. Tong’s employment is terminated for any reason other than his death, disability or pursuant to one of the statutory bases for terminating employees without notice under Hong Kong law, he shall be entitled to severance pay in the amount of three months of his then current base salary.

This agreement also prohibits Mr. Tong, for the six month period following his termination of employment with us, from obtaining an ownership interest in (unless the total investment represents less than 5% of any single class of shares of the competitor and the competitor is a listed company), or employment with, any company which carries on a business in Hong Kong or China which competes with our company and in which Mr. Tong was involved at any time during the last two years of his employment or in relation to which he acquired any confidential information during the course of his employment. During that same period, he may not solicit, entice or hire any of our employees or customers. Mr. Tong has also entered into a proprietary information agreement which obligates him to keep all proprietary information regarding our company confidential, except in limited circumstances.

Option Grants in Last Fiscal Year

The following table sets forth information regarding stock options granted to our Acting Chief Executive Officer, Chief Financial Officer and Chief Operating Officer (formerly our Executive Director) during 2003:

	Individual Grants
Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year (1)	Exercise Price per Share (2)		Expiration Date	Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term (3)
						5%		10%
Ted Sun	10,000,000	9.11%	US$	0.11	March 4, 2008	US$	303,910	US$	671,561
Denny Lee	8,000,000	7.29%	US$	0.11	March 4, 2008	US$	243,128	US$	537,249
Michael Tong	10,000,000	9.11%	US$	0.254	May 12, 2008	US$	303,910	US$	671,561

(1)	Based on a total of 109,745,000 options granted to employees of NetEase in 2003, including options granted to the foregoing executive officers but excluding all options which were granted and terminated in that same year.
(2)	The exercise price per share of options granted represented the fair market value of the underlying shares of ordinary shares on the date the options were granted.
(3)	The potential realizable value is calculated based upon the term of the option at its time of grant. It is calculated assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option, and that the option is exercised and sold on the last day of its term for the appreciated stock price. The appreciated stock prices used in these calculations do not represent our projections or estimates of the price of our ordinary shares or ADSs. Tax consequences relating to stock option transactions have not been taken into account.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth certain information with respect to stock options exercised by our Acting Chief Executive Officer, Chief Financial Officer and Chief Operating Officer (formerly our Executive Director) during 2003. In addition, the table sets forth the number of shares covered by stock options as of December 31, 2003, and the value of “in-the-money” stock options, which represents the difference between the exercise price of a stock option and the market price of the shares subject to such option on December 31, 2003.

Name	Shares Acquired on Exercise	Value Realized (US$)(1)	Number of Securities Underlying Unexercised Options at December 31, 2003 (#)		Value of Unexercised In-the-Money Options at December 31, 2003 (US$)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Ted Sun	9,600,000	1,691,800	6,600,000	10,000,000	2,334,720	2,592,000
Denny Lee	3,000,000	504,000	—	15,000,000	—	4,609,000
Michael Tong	—	—	—	10,000,000	—	1,152,000

(1)	The value realized upon the exercise of stock options represents the positive spread between the exercise price of stock options and the fair market of the shares subject to such options on the exercise date.

Related Party Transactions

Our business was founded in June 1997. In July 1999, we established a new holding company, NetEase.com, Inc., in the Cayman Islands. In September 1999, we restructured our operations in order to comply with increasing regulation of the Internet industry in China. As part of this restructuring, substantially all of Guangzhou NetEase’s fixed and intangible assets and existing Internet applications, services and technologies were acquired by NetEase Information Technology (Beijing) Co., Ltd., or NetEase Beijing, a wholly owned subsidiary of NetEase formed in August 1999. Guangzhou NetEase, which is 90% owned by our founder, Chief Architect, majority shareholder and a director, William Ding, has received approval from the Guangzhou telecommunications administrative authorities to provide Internet content services, and its 80% owned subsidiary, Beijing Guangyitong Advertising Co., Ltd., or Guangyitong Advertising, holds a license to operate an advertising business.

NetEase and NetEase Beijing entered into a series of agreements with Guangzhou NetEase, Guangyitong Advertising and the shareholders of Guangzhou NetEase and Guangyitong Advertising under which we provide our Internet and e-commerce applications, services and technologies and advertising services to Guangzhou NetEase and Guangyitong Advertising, and Guangzhou NetEase and Guangyitong Advertising operate the NetEase Web sites and our online advertising business. We believe that the terms of each agreement are no less favorable than the terms that we could obtain from disinterested third parties. Through our agreements, we have the exclusive right to benefit from this approval. In addition, we have secured significant rights over Guangyitong Advertising and the ultimate shareholders of Guangyitong Advertising and have obtained the commitment of the ultimate shareholders of Guangyitong Advertising to allow it to direct the policies and management of the ongoing activities of Guangyitong Advertising. We believe that the shareholders of Guangzhou NetEase and Guangyitong Advertising will not receive material benefits from these agreements except as shareholders of NetEase. Because of the uncertain and changing legal and regulatory environment in China, most of these agreements have terms of one year, which are renewable for additional successive one-year terms, except for the Domain Names License Agreement between NetEase and Guangzhou NetEase which has a term of five years, the Operating Agreement among NetEase Beijing, Guangyitong Advertising and the ultimate shareholders of Guangyitong Advertising which has a term of twenty years, and the Exclusive Consulting and Services Agreement between NetEase Beijing and Guangyitong Advertising and the Online Advertising Agreement between Guangzhou NetEase and Guangyitong Advertising, each of which has a term of ten years. In addition, the Voting Rights Trust Agreement among NetEase Beijing and William Ding and Bo Ding (William Ding’s brother), as ultimate shareholders of Guangyitong Advertising has a term of ten years. These agreements are described below.

•	Domain Name License Agreement between NetEase and Guangzhou NetEase. NetEase granted Guangzhou NetEase the right to use the domain names “netease.com,” “163.com,” “126.com,” “yeah.net” and “nease.net” on the NetEase Web sites in China for license fees of RMB10,000 per year. NetEase may waive this fee in the future. By a Supplemental Agreement entered into between the parties in May 2000, the term of this agreement has been extended from one year to five years.

•	Copyright License Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing granted Guangzhou NetEase the right to use NetEase Beijing’s Web page layout in China for a royalty of RMB10,000 per year. NetEase Beijing may waive this fee in the future.

•	Trademark License Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing granted Guangzhou NetEase a license to use NetEase Beijing’s registered trademarks on the NetEase Web sites in China for license fees of RMB10,000 per year. NetEase Beijing may waive this fee in the future.

•	Exclusive Technical Services Master Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing provides Guangzhou NetEase with technical services for the operation of the NetEase Web sites, including:

- server maintenance;

- server application software development;

- Internet application software development;

- training; and

- e-commerce related services.

Guangzhou NetEase pays monthly service fees to NetEase Beijing based on the actual operating circumstances of the parties. NetEase Beijing may unilaterally adjust such fees. NetEase Beijing is Guangzhou NetEase’s exclusive provider of these services.

NetEase Beijing has the right to transfer and sell its interests in this Exclusive Technical Services Master Agreement or any other agreements between it and Guangzhou NetEase.

•	Exclusive Consulting and Services Agreement between NetEase Beijing and Guangyitong Advertising. NetEase Beijing provides Guangyitong Advertising with technical consulting and related services for all advertisements published on the NetEase Web sites. Guangyitong Advertising submits designs of advertisements to be published on the NetEase Web sites, and NetEase Beijing completes the related technical work and delivers the completed advertisements to Guangyitong Advertising. Guangyitong Advertising pays fees to NetEase Beijing based on the actual operating circumstances of the parties, which consist of substantially all of Guangyitong Advertising’s advertising revenue, net of the related business tax and cultural development fee. NetEase Beijing may unilaterally adjust such fees. NetEase Beijing will be Guangyitong Advertising’s exclusive provider of these services. The initial term of this agreement is 10 years from February 3, 2000.

•	Exclusive Advertising Agency Agreement between NetEase and Guangzhou NetEase. Guangzhou NetEase appointed NetEase as its advertising agent to solicit advertising customers on behalf of Guangzhou NetEase in markets outside of China. NetEase pays Guangzhou NetEase 10% of the total advertising revenue under this agreement per month.

•	Online Advertising Agreement between Guangzhou NetEase and Guangyitong Advertising, as amended by a Supplemental Agreement entered into in May 2000. Guangzhou NetEase sells all of the banner space on the NetEase Web sites to Guangyitong Advertising and publishes the advertisements provided by Guangyitong Advertising on the banner space purchased by Guangyitong Advertising. Guangyitong Advertising pays Guangzhou NetEase RMB10,000 per year. Guangzhou NetEase may waive this fee in the future. The initial term of this agreement is 10 years from February 3, 2000.

•	Trademark Transfer Agreement between Guangzhou NetEase and NetEase Beijing. Guangzhou NetEase has agreed to transfer its registered trademarks to NetEase Beijing.

•	Supplemental Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing may not grant the license to use its domain name, copyright and trademark to any third party without Guangzhou NetEase’s consent and may not provide technical service to any third party.

•	Operating Agreement among NetEase Beijing, Guangyitong and the ultimate shareholders of Guangyitong Advertising. To ensure the successful performance of the various agreements between the parties, Guangyitong Advertising and its ultimate shareholders have agreed that they will not enter into any transaction, or fail to take any action, that would substantially affect the assets, liabilities, equity or operations of Guangyitong Advertising without the prior written consent of NetEase Beijing.

The parties have agreed that upon NetEase Beijing’s determination and at any time when NetEase Beijing is able to obtain approval to invest in and operate all or any part of Guangyitong Advertising, NetEase Beijing may acquire all or any part of the assets or equity interests of Guangyitong Advertising, to the extent permitted by Chinese law. The consideration for such acquisitions will be based on the book value of Guangyitong Advertising at the time of acquisition.

NetEase Beijing has agreed that it will provide performance guarantees and guarantee loans for working capital purposes to the extent required by Guangyitong Advertising for its operations.

The ultimate shareholders of Guangyitong Advertising have agreed that upon instruction from NetEase Beijing, they will appoint or terminate Guangyitong Advertising’s board members, General Manager, Chief Financial Officer and other senior officers.

NetEase Beijing has the right to transfer and sell its interests in the Operating Agreement or any other agreements between it and Guangyitong Advertising. The term of this agreement is 20 years from February 3, 2000.

•	Shareholder Voting Rights Trust Agreement among William Ding, Bo Ding and NetEase Beijing. Bo Ding irrevocably appoints NetEase Beijing to represent him to exercise all the voting rights to which he is entitled as a shareholder of Guangyitong Advertising and William Ding and Bo Ding agree to cause Guangzhou NetEase to irrevocably appoint NetEase Beijing to represent Guangzhou NetEase to exercise all the voting rights to which Guangzhou NetEase is entitled as a shareholder of Guangyitong Advertising. The term of this agreement is ten years from May 12, 2000.

•	Termination Agreements between NetEase Beijing and Guangzhou NetEase. NetEase Beijing and Guangzhou NetEase terminated previously existing contracts related to NetEase Beijing’s rights with respect to the operation of Guangzhou NetEase, the lease of equipment from NetEase Beijing to Guangzhou NetEase and the sublease of leased lines from NetEase Beijing to Guangzhou NetEase. Under the Termination Agreements, NetEase Beijing agrees to provide without charge to Guangzhou NetEase equipment related to the operation of Internet information services.

•	Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing agrees to pay the operating costs of Guangzhou NetEase.

•	Letter of Agreement. Each of William Ding and Bo Ding have agreed that any amendments to be made to the Exclusive Consulting and Services Agreement, the Shareholder Voting Rights Trust Agreement, and the Operating Agreement described above, as well as all other agreements to which Guangzhou NetEase, Guangyitong Advertising and/or William Ding and Bo Ding are parties, shall be subject to the approval by the vote of a majority of our board, excluding the vote of William Ding. Messrs. Ding have also agreed that, if any amendments to the above mentioned agreements require a vote of the shareholders of NetEase, Guangzhou NetEase or Guangyitong Advertising, as applicable, both of them will vote in their capacity as direct or indirect shareholders of these companies to act based upon the instructions of our board. This letter of agreement was supplemented on May 17, 2004 and July 15, 2004 to extend to the Ling Yi agreements described below.

We also intend to cause our indirect wholly owned subsidiary Guangzhou NetEase Interactive Entertainment Limited to enter into agreements directly with Guangzhou NetEase and Guangyitong Advertising to provide technical consulting and other services to those affiliates in exchange for certain fees.

In October 2003, we also established a new affiliated entity in China, Guangzhou Ling Yi Electronics Technology Limited, or Ling Yi, and we entered into a series of agreements with that entity on May 17, 2004, which are described below. Ling Yi has a license to provide Internet content, and it currently provides a small portion of our wireless value-added services, which constitutes an insignificant amount of our total revenue from wireless value-added services. We believe that the terms of each agreement with Ling Yi are no less favorable than the terms that we could obtain from disinterested third parties.

•	Domain Name License Agreement between NetEase and Ling Yi. Pursuant to this agreement, NetEase agreed to grant a non-exclusive license to Ling Yi to use the domain names “netease.com,” “163.com,” “126.com,” “yeah.net” and “nease.net” on the NetEase Web sites in China for a license fee of RMB10,000 per year, without the right to sub-license unless with the written consent of NetEase. This agreement has a term of five years, and will be automatically renewed for additional one year terms unless NetEase notifies Ling Yi that there will be no extension.

•	Web Page Layout Copyright License Agreement between NetEase Beijing and Ling Yi. Pursuant to this agreement, NetEase Beijing agreed to grant a non-exclusive license to Ling Yi to use certain copyrights relating to the Web pages of the NetEase Web sites in China for a license fee of RMB10,000 per year, without the right to sub-license unless with the written consent of NetEase Beijing. This agreement has a term of one year, and will be automatically renewed for additional one year terms unless NetEase Beijing notifies Ling Yi that there will be no extension.

•	Exclusive Technical Services Master Agreement between NetEase Beijing and Ling Yi. Pursuant to this agreement, NetEase Beijing agreed to provide Ling Yi with technical services for the operation of the NetEase Web sites, including:

- server maintenance;

- server application software development;

- Internet application software development;

- training; and

- e-commerce related services.

Ling Yi has agreed to pay a monthly service fee to NetEase Beijing in accordance with a formula based on minimum average daily page views. NetEase Beijing may unilaterally adjust such fees following a review of Ling Yi’s operations. NetEase Beijing is Ling Yi’s exclusive provider of these services. This agreement has a term of ten years, and will be automatically renewed for additional one year terms unless NetEase Beijing notifies Ling Yi that there will be no extension.

•	Trademark License Agreement between NetEase Beijing and Ling Yi. NetEase Beijing granted Ling Yi a non-exclusive license to use NetEase Beijing’s registered trademarks on the NetEase Web sites in China for license fees of RMB10,000 per year. NetEase Beijing may waive this fee in the future. This agreement has a term of one year, and will be automatically renewed for additional one year terms unless NetEase Beijing notifies Ling Yi that there will be no extension.

•	Agreement between NetEase Beijing and Ling Yi. NetEase Beijing agrees to pay the operating costs of Ling Yi.

Share Transfers to Certain Senior Management Personnel and Key Employees. In 1999, Shining Globe International Limited, which is 100% owned by William Ding, our founder, Chief Architect, majority shareholder and a director, agreed to transfer an aggregate of 109,694,200 ordinary shares to certain senior management personnel and key employees. These share transfers were effected in January 2000. The share transfer commitments were made to provide incentives to senior management personnel and key employees to join our company. The fair market value of these shares as of the date of such agreement (RMB45.4 million or US$5.5 million) was charged to our earnings in 1999 as share compensation costs in accordance with U.S. GAAP, with a corresponding increase in additional paid-in capital. Furthermore, in March 2000, January 2001, January 2002 and January 2003, William Ding transferred 1,945,200, 8,757,100, 4,609,000 and 4,609,000 shares, respectively, to certain employees. The total estimated fair value of these shares, valued at US$0.05 per share at the date of grant, is recognized as deferred compensation, which are amortized over the related vesting periods.

Loans and Advances. We have entered into loan agreements with four related parties, the proceeds of which were used to purchase our ADSs, in the aggregate principal amount of approximately US$777,000. The loans bear an interest rate of five percent and became due one year from the date of disbursement of the loan proceeds. As of December 31, 2003, approximately US$691,000 of the outstanding principal amount had been repaid. Although we have attempted to recover the remaining unpaid balance of these loans, we can provide no assurance that we will be able to recover such amount.

In July 2004, we also loaned approximately US$1.1 million to William Ding for the sole purpose of contributing such amount to the registered capital of Ling Yi so that it is eligible to apply for a national wireless value-added telecommunication services license with the relevant Chinese authorities. This increase in registered capital was structured as a loan to comply with applicable legal restrictions in China. The loan bears no interest and becomes repayable only upon an event of acceleration as defined in the loan agreement, which includes termination of Mr. Ding’s employment with our company or any of our affiliates, any transfer or other disposal of Mr. Ding’s equity interest in Ling Yi, a violation of the Letter of Agreement described above or specified insolvency or bankruptcy events involving Mr. Ding. Because this loan does not in any way personally benefit Mr. Ding and is provided solely to increase the registered capital of Ling Yi which is currently consolidated into NetEase’s financial statements, the company and its board of directors have concluded that this does not constitute a “personal loan” within the meaning of the Sarbanes-Oxley Act of 2002 and is, accordingly, not prohibited under that act.

Transactions with BEENET. Mr. Ronald Lee, who was appointed to our board of directors on June 5, 2002, is the managing director and co-founder of BEENET, an Internet consulting and solutions services provider. In 2000, 2001 and 2002, BEENET entered into a series of transactions with our company whereby BEENET provided Internet consulting services for our main Web site and our corporate Web site and assisted in the design and production of a television commercial for us, in exchange for an aggregate amount of approximately US$550,000. BEENET also placed advertisements on the NetEase Web sites in 2001.

COMPENSATION REPORT FROM THE BOARD OF DIRECTORS

Following the resignations of Mary Nee and Kathy Xu from the compensation committee in 2002, the compensation committee has been inactive because it did not, and does not at this time, have at least two members as required by that committee’s charter. The full board of directors thereafter assumed the duties of the compensation committee (with executive directors abstaining from any decision that would affect them personally). These duties include reviewing and making determinations regarding compensation policies and all forms of compensation to be provided to NetEase’s executive officers and directors and administering the NetEase.com, Inc. 1999 Stock Incentive Plan and 2000 Stock Incentive Plan. The power to award options under those plans for non-executive officers has been delegated to NetEase’s chief executive officer.

The fundamental policy of the board of directors is to provide NetEase’s chief executive officer and other executive officers with competitive compensation opportunities based upon their contribution to the financial success of the company and their personal performance. It is the board’s objective to have a substantial portion of each officer’s compensation contingent upon the company’s performance as well as upon his or her own level of performance. Accordingly, the compensation package for the chief executive officer and other executive officers is comprised of three elements: (i) base salary which reflects individual performance and is designed primarily to be competitive with salary levels in the industry, (ii) annual variable performance awards payable in cash, and (iii) long-term stock-based incentive awards which strengthen the mutuality of interests between the executive officers and the company’s shareholders. As an executive officer’s level of responsibility increases, it is the intent of the board to have a greater portion of his or her total compensation be dependent upon company performance and stock price appreciation rather than base salary.

NetEase’s executive compensation is intended to be consistent with leading companies in the Internet and telecommunications industries while being contingent upon achievement of near- and long-term corporate objectives. For the calendar year 2003, the principal measures the board looked to in evaluating the company’s progress toward these objectives were growth in revenue, net profits and usage of the NetEase Web sites and the increase in the company’s stock price on Nasdaq.

Executive compensation is based on three components, each of which is intended to serve the overall compensation philosophy.

Base Salary. The base salary for each officer is determined on the basis of the following factors: experience, personal performance, the average salary levels in effect for comparable positions within and without the industry and internal comparability considerations. The weight given to each of these factors differs from individual to individual, as the board deems appropriate. In selecting comparable companies for the purposes of maintaining competitive compensation, the board considers many factors including geographic location, growth rate, annual revenue and profitability, and market capitalization. The board also considers companies outside the industry which may compete with NetEase in recruiting executive talent.

Annual Incentive Compensation. Bonuses for executives are intended to be used as an incentive to encourage management to perform at a high level or to recognize a particular contribution by an employee. Generally, the higher the employee’s level of responsibility, the larger the portion of the individual’s compensation package that may be represented by a bonus. Annual bonuses are earned by each executive officer primarily on the basis of the Company’s achievement of certain corporate financial performance goals established for each fiscal year or designated individual goals. The actual bonus paid for the year to each of the Named Executive Officers is indicated in the Bonus column of the Summary Compensation Table.

Long-Term Compensation. The board believes that stock ownership by management is beneficial in aligning management and shareholder interests with respect to enhancing shareholder value. Stock options and stock subscription arrangements (like the one provided to the company’s chief executive officer upon his appointment) are also used to retain executives and motivate them to improve long-term stock market performance. Factors considered in making an award of stock options or stock subscription arrangements include the individual’s position in the company, his or her performance and responsibilities, and internal comparability considerations.

Each option grant under the company’s 2000 Stock Incentive Plan allows the employee to acquire ordinary shares at a fixed price per share over a specified period of time of not more than 10 years. The board determines the vesting schedule of awards granted to executive officers under the plan.

The exercise price of incentive stock options must be at least equal to the fair market value of the company’s shares on the date of grant, and the term of the option must not exceed ten years. The purchase price of non-qualified stock options is typically at least 85% of the fair market value of the company’s shares on the date of grant. With respect to an employee who owns shares possessing more than 10% of the voting power of all classes of outstanding capital, the exercise price of any incentive stock option must equal at least 110% of the fair market value of the company’s shares on the date of grant and the term of the option must not exceed five years. The exercise or purchase price of other awards will be such price as determined by the board. Employees are responsible in all cases for any tax expense associated with the grant, holding or exercise of these stock options.

As a result of these provisions, the option will provide a return to the executive officer only if the executive officer remains employed by the company during the vesting period, and then only if the market price of the underlying shares appreciates over the option term. The board does not adhere to any specific guidelines as to the relative option holdings of the company’s executive officers. The actual options granted to each of the Named Executive Officers in the Summary Compensation Table is indicated in the Long-Term Compensation column.

Stock subscription arrangements, whereby the company issues a specified number of shares over a period of time while the recipient is employed by the company, are made outside of the company’s stock incentive plans and the terms are individually tailored for each recipient.

Compensation of the Chief Executive Officer. The compensation of the chief executive officer is reviewed annually on the same basis as discussed above for all executive officers. Our current acting chief executive officer, Ted Sun, who assumed this position in September 2001, currently receives a base salary of US$216,000. In determining his base salary, the board compared the base salaries of chief executive officers at other companies of similar size. His salary was also established in part by evaluating the company’s ability to recruit a suitable person for this position, either on a permanent or interim basis.

The Board of Directors

William Ding	Donghua Ding
Ted Sun	Ronald Lee
Denny Lee	Michael Leung
Michael Tong	Joseph Tong

AUDIT COMMITTEE REPORT

The Audit Committee oversees the financial reporting process on behalf of the board of directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. NetEase’s independent accountant is responsible for expressing an opinion on the conformity of its audited financial statements with generally accepted accounting principles. We appointed PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the company’s independent accountant for 2003 after reviewing that firm’s performance and independence from management. We have recommended that PricewaterhouseCoopers Zhong Tian CPAs Limited Company be reappointed as the company’s independent accountant for fiscal year 2004 at the shareholders meeting scheduled in August 2004.

In fulfilling our oversight responsibilities, we reviewed with management the audited financial statements prior to their issuance and publication in the 2003 Annual Report to Shareholders. We reviewed with NetEase’s independent accountant its judgments as to the quality, not just the acceptability, of NetEase’s accounting principles and discussed with its representatives other matters required to be discussed under generally accepted auditing standards, including matters required to be discussed in accordance with the Statement on Auditing Standards No. 61 (Communication with Audit

Committees) of the Auditing Standards Board of the American Institute of Certified Public Accountants. We also discussed with the independent accountant its independence from management and NetEase and its affiliates, and received its written disclosures pursuant to Independence Standards Board Standard No. 1. We further considered whether the non-audit services described elsewhere in this proxy statement provided by the independent accountant are compatible with maintaining the accountant’s independence.

We also discussed with NetEase’s independent accountant the overall scope and plans for its audit. We met with the independent accountant, with and without management present, to discuss the results of its examination, its evaluation of NetEase’s internal controls, and the overall quality of financial reporting.

In reliance upon the reviews and discussions referred to above, we recommended to the Board of Directors, and the Board approved, the inclusion of the audited financial statements in the Annual Report on Form 20-F for the year ended December 31, 2003, for filing with the Securities and Exchange Commission.

Audit Committee

Donghua Ding

Michael Leung

Joseph Tong

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company before that firm is retained for such services. The pre-approval procedures are as follows:

•	Any audit or non-audit service to be provided to us by the independent accountant must be submitted to the audit committee for review and approval, with a description of the services to be performed and the fees to be charged.

•	The audit committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through the execution of an engagement letter for the services by a member of the committee.

DISCLOSURE OF FEES CHARGED BY INDEPENDENT ACCOUNTANTS

The following table summarizes the fees charged by Arthur Andersen • Hua Qiang (our independent accountants until June 2002) and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (our independent accountants from June 2002 until the present time) for certain services rendered to our company during 2002 and 2003.

	For the year ended December 31,
	(in thousands of U.S. dollars)
	2002 (1)	2003 (1)
Audit fees (2)	$368	$280
Audit-related fees (3)	—	290
Tax fees (4)	37	66

Total	$405	$636

(1)	The fees disclosed are exclusive of out-of-pocket expenses and taxes on the amounts paid, which totaled US$24,000 in 2002 and US$42,000 in 2003.
(2)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(3)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services rendered by our principal auditors for the verification of our financial information in relation to one of our fee-based services and the issuance of Zero Coupon Convertible Subordinated Notes, due July 15, 2023, in 2003.
(4)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax advice.

SHAREHOLDER COMMUNICATIONS WITH

THE BOARD OF DIRECTORS

The following procedures have been established by our board of directors in order to facilitate communications between our shareholders and our board of directors:

1)	Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our board of directors or to any individual director by mail to NetEase.com, Inc., 2/F, Tower B, Keeven International Research & Development Centre, No. 43 West Road North Third Ring Road, Haidian District, Beijing, People’s Republic of China 100086, Attention: Chief Financial Officer.

2)	Our Chief Financial Officer will be responsible for the first review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our board has identified as correspondence which may be retained in our files and not sent to directors.

Our board of directors has authorized the Chief Financial Officer to retain and not send to directors communications that : (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to directors. Except as set forth in the preceding sentence, the Chief Financial Officer will not screen communications sent to directors.

3)	The log of shareholder correspondence will be available to members of our board for inspection. At least once each year, the Chief Financial Officer will provide to our board a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our board.

STOCK PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return data for our ADSs, each of which represents 100 of our ordinary shares, since July 6, 2000 (the date on which our ADSs were first publicly offered) against the cumulative return over such period of:

•	The Nasdaq National Market Composite Index, and

•	the Goldman Sachs Internet Index.

The graph assumes that US$100 was invested on July 6, 2000 in our ADSs and in each of the comparative indices. The graph further assumes that such amount was initially invested in the ADSs at a per share price of US$15.50, the price at which such ADSs were first offered to the public on the date of our initial public offering. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

Ted Sun
Member of the Board of Directors and
Acting Chief Executive Officer

Dated: July 28, 2004

Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF NETEASE.COM, INC.

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 31, 2004

The undersigned shareholder of NETEASE.COM, INC., a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated July 28, 2004, and hereby appoints Ted Sun and Denny Lee or any one of them, proxies, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on August 31, 2004 at 10:00 a.m., Beijing time, at the Company’s offices located at Suite 1901, Tower E3, The Towers, Oriental Plaza, Dong Cheng District, Beijing, People’s Republic of China 100738, and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

PROPOSAL NO. 1: Re-elect the following directors to serve for the ensuing year and until their successors are elected and duly qualified:

1. William Ding
2. Ted Sun
3. Denny Lee
4. Michael Tong
5. Donghua Ding
6. Ronald Lee
7. Michael Leung
8. Joseph Tong

[ ] FOR ALL NOMINEES	[ ] AGAINST ANY INDIVIDUAL NOMINEE (WRITE NUMBER(S) OF NOMINEE(S) BELOW).	[ ] WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE (WRITE NUMBER(S) OF NOMINEE(S) BELOW).

PROPOSAL NO. 2: Appoint PricewaterhouseCoopers Zhong Tian CPAs Limited Company as independent auditors of NetEase.com, Inc. for the fiscal year ending December 31, 2004.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED: ________________, 2004

SHAREHOLDER NAME:

Signature

Signature

This proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on their stock certificate, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign and mail this

proxy card back as soon as possible!

2

Exhibit 99.3

Ñ DETACH PROXY CARD HERE Ñ

Mark, Sign, Date and Return	☒
the Proxy Card Promptly	Votes must be indicated
Using the Enclosed Envelope.	(x) in Black or Blue ink.

PROPOSAL NO. 1: Re-elect the following directors to serve for theensuing year and until their successorsare elected and duly qualified:	FOR	AGAINST	ABSTAIN

1. William Ding	☐	☐	☐

2. Ted Sun	☐	☐	☐

3. Denny Lee	☐	☐	☐

4. Michael Tong	☐	☐	☐

5. Donghua Ding	☐	☐	☐

6. Ronald Lee	☐	☐	☐

7. Michael Leung	☐	☐	☐

8. Joseph Tong	☐	☐	☐

PROPOSAL NO. 2: Appoint Pricewaterhouse Coopers Zhong Tian Limited Company as independent auditorsof NetEase.com, Inc. for the fiscal year ending December 31, 2004.	☐	☐	☐

To change your address, please mark this box.			☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date Share Owner sign here	Co-Owner sign here

NETEASE.COM, INC.

Instructions to The Bank of New York, as Depositary

(Must be received prior to the close of business on August 24, 2004)

The undersigned registered holder of American depositary receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other deposited securities represented by such receipt(s) of NetEase.com, Inc. registered in the name of the undersigned on the books of the Depositary as of the close of business on July 19, 2004 at the Annual General Meeting of Shareholders of NetEase.com, Inc. to be held at 10:00 a.m. on August 31, 2004 at the Towers, Oriental Plaza, Dong Cheng District, Beijing, in respect of the resolutions specified on the reverse.

NOTE:

1.	Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2.	It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. Page 2

To include any comments, please mark this box.  ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.